UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SUMMARY OF THE RESOLUTIONS ADOPTED BY

THE ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING, APRIL 23, 2015

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

IV. Discussion, approval, and amendment, if any, of the Reports mentioned in items I and II. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST. - The reports and opinion of the Board of Directors, the report of the Chief Executive Officer, and the audited consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2014, the legal entity financial statements of the Company, the Fiscal Report and the reports prepared by the Audit Committee and the Corporate Practices, Finance, Planning, and Sustainability Committee were approved, in their entirety and in each of their parts.

SECOND. - Append copies of the reports and opinion mentioned in the previous point, and copies of the consolidated financial statements and the legal entity financial statements of the Company for the year ended December 31, 2014.

V. Allocation of net income, increase in reserves, and approval of the amounts for share repurchases. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST. - The applications of results, the reserve for share purchases, and the determination of the final balances were approved in the form proposed by the Board of Directors, in accordance with the presentation of the Chairman of the Board of Directors.

SECOND. - Approval was given to allocate up to Ps.241,542,630.44 (Two hundred forty-one million, five hundred forty-two thousand, six hundred thirty and 44/100 pesos) for acquisition of the Company’s Series B shares and to authorize the Director General of the Company to use up to this amount of resources from the date of this Meeting and until a Shareholders’ Meeting approves the results of 2015, in accordance with Article 56 of the Securities Market Law.

VI. Designation or ratification, as required, of the members of the Board of Directors, the Chairman of the Board of Directors, the Chairman of the Audit and Corporate Practices, Finance, Planning, and Sustainability Committees. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST. - José Luis Guerrero Álvarez, Sergio Fernando Montaño León, and Luis Fernando Zárate Rocha were ratified as patrimonial Directors.

SECOND. - Diego Quintana Kawage, Alonso Quintana Kawage, and Laurent Marc Galzy were designated as patrimonial Directors, and Jacques Edouard Julien Follain was designated as an Alternate Director for Laurent Marc Galzy. These designations were made by the shareholders holding the Series BB shares of the Company.

THIRD. - Elsa Beatriz García Bojorges, Ricardo Gutiérrez Muñoz, Carlos Guzmán Bofill, Luis Guillermo Zazueta Domínguez, and Alberto Felipe Mulás Alonso were ratified as Independent Directors.

FOURTH. - Diego Quintana Kawage was ratified as Chairman of the Board of Directors.

FIFTH. - Elsa Beatriz García Bojorges was ratified as Chair of the Audit Committee.

SIXTH. - Alberto Felipe Mulás Alonso was ratified as Chair of the Corporate Practices, Finance, Planning, and Sustainability Committee.

SEVENTH. - Rodrigo Antonio Quintana Kawage and Alfredo Domínguez Sánchez were ratified as Secretary and Prosecretary, respectively, of the Board of Directors, without being members of the Board of Directors.

EIGHTH. - The Board of Directors includes the members nominated by the Series BB shareholders and those approved by the Shareholders Meeting, as follows:

Members of the Board of Directors

Director	Position	Series	Alternate
Diego Quintana Kawage	Chairman	BB	--
Alonso Quintana Kawage	Director	BB	--
Laurent Marc Galzy	Director	BB	Jacques Edouard Julien Follain
José Luis Guerrero Álvarez	Director	B	--
Luis Fernando Zárate Rocha	Director	B	--
Sergio Fernando Montaño León	Director	B	--
Elsa Beatriz García Bojorges	Independent Director	B	--
Alberto Felipe Mulás Alonso	Independent Director	B	--
Luis Guillermo Zazueta Domínguez	Independent Director	B	--
Ricardo Gutiérrez Muñoz	Independent Director	B	--
Carlos Guzmán Bofill	Independent Director	B	--
Rodrigo Antonio Quintana Kawage	Secretary, not a member	--	--
Alfredo Domínguez Sánchez	Prosecretary, not a member	--	--

VII. Discussion and, in the event, approval, of a proposal to pay emoluments to members of the Board of Directors and the Board Committees. Resolutions in this regard.

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The shareholders approved by a majority the following resolutions:

FIRST. - Payment of an emolument of Ps. 60,000.00 (Sixty thousand pesos) net for Directors, permanent invitees, and secretaries for each meeting of the Board or Committee that they attend and payment of an emolument of Ps. 70,000.00 (Seventy thousand pesos) net for the Directors that serve as the Chairs of each meeting of the Board or the Committees that assist the Board were approved.

SECOND. - Payment of an honorarium of Ps. 4,000.00 (Four thousand pesos) net for Directors for each hour that they dedicate solely to the affairs of the Company, through presentation to management of a report of the work undertaken, was approved.

THIRD. - Payment of an annual bonus based on performance to the Chairman of the Board, of up to 55% of the compensation of the General Director of the Company, subject to evaluation by the Corporate Practices, Finance, Planning, and Sustainability Committee, was approved.

FOURTH. - These emoluments and the annual bonus – and the conditions – will remain in place until the Shareholders’ Meeting modifies it.

VIII. Appointment of Special Delegates. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST. - Rodrigo Antonio Quintana Kawage, Alfredo Domínguez Sánchez, Jessika Leticia Guerrero González, Angélica Batista González, and Héctor Francisco León Ezquerra were appointed special delegates in order to carry out, acting jointly or severally, such acts as might be necessary to make effective each of the resolutions approved by this Ordinary General Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their selection, as well as to undertake any other actions complementary to the foregoing or that might be necessary or useful to give full effect to these resolutions.

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SECOND. - The Secretary and Prosecretary were instructed, acting jointly or severally, to make such publications or notices as might be required by the Resolutions of this Ordinary General Shareholders’ Meeting.

EXTRAORDINARY SHAREHOLDERS’ MEETING

I. Discussion and, in the event, approval of a proposal of the Board of Directors to reduce the minimum or fixed capital by means of a reimbursement to shareholders of Ps. 3.00 (Three and 00/100 pesos) per share, without reducing the number of shares representing social capital, and, in the event, to amend Article Six of the Company’s bylaws. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST. - Approval was given to reduce the fixed minimum social capital of the Company in the amount of Ps. 1,200,000,000.00 (One billion, two hundred million pesos), without reducing the total number of shares representing the authorized social capital, by means of a reimbursement to shareholders in the amount of Ps. 3.00 (Three pesos) per share.

SECOND. - Approval was given to pay such reimbursement to the shareholders in a single payment of Ps. 1,200,000,000.00 (One billion, two hundred million pesos), or Ps. 3.00 (Three pesos) per share, no later than May 31, 2015, against delivery of coupon 33.

THIRD. - Modification of the first paragraph of Article Six of the Company’s Bylaws was approved as follows:

“ARTICLE SIX. Social Capital.

The social capital will be variable; the minimum fixed part of capital without right of withdrawal is Ps. 308,446,826.75 (Three hundred eight million, four hundred forty-six thousand, eight hundred twenty-six and 75/100 pesos), represented by the issuance of 400,000,000 (Four hundred million) ordinary shares, nominative, representative of Class I, and without nominal value, fully subscribed and paid. The variable part of social capital is unlimited and will be represented by the number of ordinary shares, nominative, of Class II, and will have such other characteristics as the Shareholders’ Meeting shall approve for their issuance. Both classes of social capital of the Company will be divided into two series of shares as follows: …”

FOURTH. - Approval was given for the cancellation and withdrawal of all the stock certificates in circulation representing the social capital of the Company, and the issuance and exchange of new certificates that include the amendment to Article Six of the Bylaws.

FIFTH. - The Secretary and Prosecretary of the Board of Directors were instructed, acting severally or jointly, to make the publications referred to in Articles Thirteen of the Bylaws and Article Nine of the General Law for Corporations, and also to make known, by means of such notices that are legally required, the date and time of payment of the reimbursement of capital, as well as the procedures for cancellation, substitution, and delivery of the new share certificates representing the Company’s social capital.

SIXTH.- The Secretary and Prosecretary of the Board of Directors, acting severally or jointly, were instructed to make known to S.D. INDEVAL Institución para el Depósito de Valores, S.A. de C.V., the sense of the foregoing resolutions in preparation for the payment of the reimbursement of capital and the cancellation, issuance, and substitution of the new share certificates to be issued in favor of the aforesaid institution as a result of the modification of the bylaws approved by the Shareholders’ Meeting.

SEVENTH. - Make such entries in the Company’s financial statements and the Share Registry and the Change in Capital as required.

EIGHTH. - Request from the stock market authorities the updating of the Company’s stock listing in the National Share Registry, in the form and under the terms provided by applicable legal dispositions.

NINTH. - Approval was given to instruct the Secretary and Prosecretary of the Board of Directors to appear before a Notary Public of their choice to formalize the protocolization of the certified copy of the Bylaws, in accordance with the dispositions of the National Banking and Securities Commission.

TENTH. - The Secretary and Prosecretary of the Board of Directors were instructed, acting jointly or severally, to publish or give notice of the resolutions of this Ordinary and Extraordinary General Shareholders’ Meeting.

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II. Discussion regarding the renewal or non-renewal of the Technical Assistance and Technology Transfer Agreement dated June 14, 2000, between the Company and the Company’s subsidiaries that hold the airport concessions, on the one hand; and Servicios de Tecnología Aeroportuaria, S.A. de C.V., Aeroinvest, S.A. de C.V., and Aéroports de París Management, S.A., on the other, as amended November 27, 2006. Resolutions in this regard.

Upon completion of the voting on this item, the votes against the renewal of the TATTA did not total the amount required in the bylaws of the Company, i.e., at least 51% of the Series B shares of the Company held by investors not related to the Strategic Investor required for the non-renewal of the aforesaid agreement. As a result of the foregoing Agenda Items III and IV were not submitted for the discussion, and in the event, approval of the Extraordinary Shareholders Meeting.

V. Appointment of Special Delegates. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST. - Rodrigo Antonio Quintana Kawage, Alfredo Domínguez Sánchez, Jessika Leticia Guerrero González, Angélica Batista González, and Héctor Francisco León Ezquerra were appointed special delegates in order to carry out, acting jointly or severally, such acts as might be necessary to make effective each of the resolutions approved by this Extraordinary General Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their selection, as well as to undertake any other actions complementary to the foregoing or that might be necessary or useful to give full effect to these resolutions.

SECOND. - The Secretary and Prosecretary were instructed, acting jointly or severally, to make such publications or notices as might be required by the Resolutions of this Extraordinary General Shareholders’ Meeting.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date:April 24, 2015